UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Carter's, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

146229109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class
of securities, and for any subsequent amendment containing information
which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other
provisions of the Act (however, see the Notes).

CUSIP No. 146229109

1. Names of Reporting Persons. Hound Partners, LLC

2. Check the Appropriate Box if a Member of a Group (a) [   ] (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 3,970,073
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 3,970,073

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,970,073

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [   ]

11. Percent of Class Represented by Amount in Row (9) 7.50%

12. Type of Reporting Person IA

CUSIP No. 146229109	

1. Names of Reporting Persons. Hound Performance, LLC

2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 3,832,876
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 3,832,876

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,832,876

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

11. Percent of Class Represented by Amount in Row (9) 7.24%

12. Type of Reporting Person   OO

CUSIP No. 146229109

1. Names of Reporting Persons.

Jonathan Auerbach

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	**5. Sole Voting Power** 0
	6. Shared Voting Power 3,970,073
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 3,970,073

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,970,073

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

7.50%

12. Type of Reporting Person

IN

CUSIP No. 146229109

1. Names of Reporting Persons. Hound Partners Offshore Fund, LP

2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
	6. Shared Voting Power 2,112,768
	7. Sole Dispositive Power 0
	8. Shared Dispositive Power 2,112,768

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,768

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

11. Percent of Class Represented by Amount in Row (9) 3.99%

12. Type of Reporting Person   PN

CUSIP No. 146229109

ITEM 1.

(a) Name of Issuer:

Carter's, Inc.

(b) Address of Issuer's Principal Executive Offices:

The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309

ITEM 2.

(a) – (c)

Hound Partners, LLC
101 Park Avenue, 48th Floor
New York, NY 10178

Hound Performance, LLC
101 Park Avenue, 48th Floor
New York, NY 10178

Jonathan Auerbach
101 Park Avenue, 48th Floor
New York, NY 10178

Hound Partners Offshore Fund, LP
c/o Elian Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands

(d) Title of Class of Securities:

Common Stock, $.01 par value per share

(e) CUSIP Number:

146229109

**ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO
SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER
THE PERSON FILING IS A:**

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[x]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[x]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i)   [_]   A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

    (j)   [_]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number
and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

Hound Partners, LLC	3,970,073 shares
Hound Performance, LLC	3,832,876 shares
Jonathan Auerbach	3,970,073 shares
Hound Partners Offshore Fund, LP	2,112,768 shares

    (b) Percent of class:

Hound Partners, LLC	7.50%
Hound Performance, LLC	7.24%
Jonathan Auerbach	7.50%
Hound Partners Offshore Fund, LP	3.99%

    (c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote

Hound Partners, LLC	0
Hound Performance, LLC	0
Jonathan Auerbach	0
Hound Partners Offshore Fund, LP	0

        (ii) Shared power to vote or to direct the vote

Hound Partners, LLC	3,970,073 shares
Hound Performance, LLC	3,832,876 shares
Jonathan Auerbach	3,970,073 shares
Hound Partners Offshore Fund, LP	2,112,768 shares

        (iii) Sole power to dispose or to direct the disposition of

Hound Partners, LLC	0
Hound Performance, LLC	0
Jonathan Auerbach	0
Hound Partners Offshore Fund, LP	0

        (iv) Shared power to dispose or to direct the disposition of

Hound Partners, LLC	3,970,073 shares
Hound Performance, LLC	3,832,876 shares
Jonathan Auerbach	3,970,073 shares

Hound Partners Offshore Fund, LP	2,112,768 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date
 hereof the reporting person has ceased to be the beneficial owner
 of more than five percent of the class of securities,
 check the following [X].

All of the securities reported in this Schedule 13G are owned by advisory clients of Hound Partners, LLC. Hound Partners
Offshore Fund, LP is an advisory client and has ceased to be the beneficial owner of more than five percent of the Issuer's
Common Stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the
 power to direct the receipt of dividends from, or the proceeds
 from the sale of, such securities, a statement to that effect
 should be included in response to this item and, if such
 interest relates to more than five percent of the class, such
 person should be identified. A listing of the shareholders of
 an investment company registered under the Investment Company
 Act of 1940 or the beneficiaries of employee benefit plan, pension
fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Hound Partners, LLC. Neither Hound Partners
Offshore Fund, LP nor any other advisory client owns more than five percent of the Issuer's Common Stock.

**ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
 THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.**

If a parent holding company or Control person has filed this schedule,
 pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and
 attach an exhibit stating the identity and the Item 3 classification of the
 relevant subsidiary. If a parent holding company or control person
has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J),
 so indicate under Item 3(j) and attach an exhibit stating the identity
 and Item 3 classification of each member of the group. If a group
 has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d),
 attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating
 the date of the dissolution and that all further filings with respect to
 transactions in the security reported on will be filed, if required,
 by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10. CERTIFICATIONS.

"By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held for
the purpose of or with the effect of changing or influencing the control
of the issuer of the securities and were not acquired and are not held
in connection with or as a participant in any transaction
having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true,
complete and correct.

February 17, 2015
(Date)

HOUND PARTNERS, LLC (1)

By: /s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC (1)
By: /s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

/s/ Jonathan Auerbach (1)
JONATHAN AUERBACH

HOUND PARTNERS OFFSHORE FUND, LP (1)
By: Hound Performance, LLC, its general partner

By: /s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

(1) The Reporting Persons disclaim beneficial ownership
     except to the extent of their pecuniary interest therein.

AGREEMENT

The undersigned agree that this Schedule 13G Amendment
number 2 dated February 17, 2015 relating to the Common Stock,
 $.01 par value per share of Carter's, Inc. shall
be filed on behalf of the undersigned.

HOUND PARTNERS, LLC

By: /s/ Jonathan Auerbach
       Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC

By: /s/ Jonathan Auerbach
       Jonathan Auerbach, Managing Member

/s/ Jonathan Auerbach
JONATHAN AUERBACH

HOUND PARTNERS OFFSHORE FUND, LP

By: Hound Performance, LLC, its general partner

By: /s/ Jonathan Auerbach
       Jonathan Auerbach, Managing Member

EXHIBIT B

Hound Partners, LLC is the relevant entity for which Jonathan Auerbach may be considered a control person.